UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 28, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: November 28, 2007

LGL Site Tour 2007
Arthur Hood — CEO
Forward-looking statements
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in Lihir’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Lihir can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about Lihir’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of Lihir. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, s uch as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

Two significant gold operations

LGL
PEOPLE | RESULTS | GROWTH


Papua New Guinea
Lihir Island
Australia
Lihir Island, Papua New Guinea
· 23.6 Moz reserve
· 40 Moz resource (3.8 Moz measured, 32.7 Moz indicated, 3.9 Moz inferred)
· Project life beyond 2040
Ballarat Gold, Australia
· 1.5 Moz resource (0.3 Moz indicated, 1.2 Moz inferred)
· 20 year mine life

Lihir - World class gold deposit

LGL
PEOPLE | RESULTS | GROWTH


Gold Reserves (mozs)
81.4
33.3
30.6
23.6
22.5
21.4
18.1
17.5
17
16.4
16
14.6
14
Grasberg
Newmont Nevada
South Deep
Lihir
Cerro Casale
Driefontein
Pueblo Viejo
Yanacocha
Pascua Lama
Paracatu
Goldstrike
Telfer
Las Cristinas

Source: Paradigm

Turning Lihir operations around

LGL
PEOPLE | RESULTS | GROWTH

- Fully independent management commenced Oct 2005
- External CEO appointed
- Corporate vision and strategy refined
- Corporate office established in Australia
- Strengthened management team assembled to build organisational capability, renew corporate culture



Strengthened leadership team

LGL
PEOPLE | RESULTS | GROWTH

Chief Executive
Arthur Hood

- Chief Financial Officer — *Phil Baker*
- GM Corporate Development — *Graham Folland* → Corporate Development team established
- EGM Lihir Operations — *Noel Foley* → Reorganised, additional management appointed
- GM Ballarat Operations — *Wojciech Ozga*
- Group Secretary — *Stuart MacKenzie*
- GM Sustainable Development — *Murray Eagle/Nick Currey*
- GM Corporate Affairs — *Joe Dowling*
- GM Organisation Performance — *Ron Yung*

Good people, good results

PEOPLE | RESULTS | GROWTH



$4.34, Oct 07
IR Manager appointed Jun 05
30 MW power station commissioned
New CEO. Rio management contract ended
Corporate Vision and Values established
GM Corporate Development appointed
IBP agreement reached
Corporate Development team created
+1 million oz options study commenced
EGM appointed to Lihir Island
Ballarat merger announced
GM Org Performance appointed
Lihir maintenance restructure
+1 million oz feasibility study commenced
PRG program commenced
New CFO appointed
Ballarat merger completed
50 MW power station commissioned
$1.2 b rights issue announced
Flotation circuit commissioned
Rex alliance established
TSX listing

Material movements increasing

PEOPLE | RESULTS | GROWTH



(Mt)
35
47
42
56
~60
2003
2004
2005
2006
2007 (f)

Mill throughputs rising



(Tonnes, 000)
1854
1628
1952
2392
2252
~2350
H1 05
H2 05
H1 06
H2 06
H1 07
H2 07 (f)

Autoclave throughput



Throughput
(tonnes / op hr / per autoclave)
Previous Annual Max ~ 175
170
163
169
172
178
179
183
188
184
198
209
215
204
199
182
173
198
218
206
220
187
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07

Expansion Creating economies of scale projects
Process Plant Expansion
· 3Mtpa flotation expansion commissioned July 2007
· Additional milling and oxygen capacity
Production increasing
Gold production (kozs)
~750
651 596
2005 2006 2007 (f)

Neutralising rising energy costs

LGL
PEOPLE | RESULTS | GROWTH

Geothermal Power

- 56 MW installed
- Cheap, reliable power, ~US1c/KWhr
- Optimisations and further expansions to boost future production




16

2007 Cost curve

LGL
PEOPLE | RESULTS | GROWTH

(Total cash costs, $US/oz)


186
239
246
259
Upper 200s
308
329
332
335
336
336
339
345
355
358
399
407
432
438
441
455
492
518
Dundee
Peter Hambro
Agnico
Goldcorp
Lihir
Buenaventura
Polyus
Aurizon
Anglo Gold
Kinross
Barrick
Jaguar
Randgold
Newcrest
Sino
Goldfields
Iamgold
Newmont
Centerra
Kingsgate
Oceana
Gammon
Harmony

Source: BMO 2007 estimates for all companies except LGL. Excludes by-product credits.

+1mozpa project
· Engineering work progressing to schedule
· Major equipment design parameters finalised
· Autoclave size fixed, design work nearing completion
· Oxygen plant tenders called
· Staged construction strategy being developed
· Feasibility study on track for completion and long lead item equipment orders commencing Q1 2008
M&A strategy
· To provide geographic and revenue diversification
· Criteria:
· Must create shareholder value
· Primarily gold (by-product credits?)
· Must be a worthwhile size > 200,000 oz p.a.

Ballarat East mine site
Tailings Storage Facility
Process Plant
Dewatering
Hard rock Stockpile
Ballarat resource upgrade 8m @ 11.3 g/t 9m @ 11.5 g/t 4m @ 47.4 g/t Portal North Prince Extended Golden Point Intake Shaft N
9m @ 30.0 g/t
10m @ 8.2 g/t
8m @ 22.7 g/t
Decline Suliem rince an Decli P ne
Woah H awp D ecline Soverei gn Decl
9m @ 6.8 g/t ine 9m @ 8.4 g/t Lla nberris
Decline 3.5m @ 12.6 g/t 10m @ 5.4 g/t 9m @ 8.0 g/t 0 500m

Strong growth, stable costs Gold production (oz, 000) Total Cash Costs/oz (US$)
~1250
+1000 ~250 900
200
~750 100 651
363 ~1000 312upper 800 +800 283 282 200s 231 2006 2007 2008 2009 2010 Jun 05 Dec 05 Jun 06 Dec 06 Jun 07 FY 07 Ballarat Lihir
www.lglgold.com